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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of July 2007

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated July 13, 2007
2	Material Change Report dated July 16, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca	Suite 400 – 837 West Hastings Street Vancouver, BC, Canada V6C 3N6 Phone: 604.687.1717 Fax: 604.687.1715 www.sargold.com

BUFFALO GOLD AND SARGOLD PROPOSE MERGER

Vancouver, B.C., July 13, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) (“Buffalo”) and Sargold Resource Corporation (TSX-V: SRG, FWB: DU4) (“Sargold”) are pleased to announce they have signed a letter of intent (“LOI”) to enter into a friendly merger (“the Transaction”).  Under the LOI, all outstanding securities of Sargold will be exchanged for common shares and common share purchase warrants and options of Buffalo.

Highlights of the Transaction

Under the terms of the Transaction, shareholders of Sargold will receive either one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the Transaction, or at Sargold’s option, a ratio calculated on the basis of firstly, the weighted average price of Buffalo shares on the TSX Venture Exchange for the ten trading days immediately prior to the execution date of a definitive agreement (converted into Canadian dollars on the basis of the average closing exchange rate quoted by the Bank of Canada for the 10 banking days immediately prior to the execution date of the definitive agreement) and secondly, the price of the Sargold shares being CAD$0.30.  This represents an approximate 80% premium on Sargold shares, based on the July 11, 2007 closing price of the shares of both companies.   Following completion of the Transaction, Sargold shareholders will hold an approximate 25% equity ownership in the merged company.

Both Buffalo and Sargold have agreed to pay the other a break fee of $1,000,000 in certain circumstances if the Transaction is not completed.

Completion of the Transaction is subject to satisfaction of a number of conditions, including, but not limited to, the negotiation and execution of a definitive agreement, and the receipt of all required approvals, including those from the Shareholders of Sargold and the TSX Venture Exchange.  There can be no assurance that the Transaction will be completed as proposed or at all.  In order to consider the Transaction and make recommendations to the Board of Directors of Sargold, an independent special committee of Sargold’s Board of Directors will be appointed.  It is intended that a meeting of the shareholders of Sargold will be held as soon as possible to seek approval of the Transaction and it is anticipated that this meeting will be held on or before October 31, 2007.

As at July 11 2007, the undiluted share capital of Sargold was 77,564,772 common shares, and 105,925,427 calculated on a fully diluted basis. Upon completion of the Transaction, based on current Sargold issued and outstanding shares, Buffalo will issue approximately 22 million common shares to the Sargold shareholders.  An aggregate of 67,435,643 Buffalo common shares are issued and outstanding as at the date of this news release.

About Buffalo Gold

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring at the Mt. Kare project in Papua New Guinea where the Company has defined a NI43-101 compliant indicated resource of 1.4 million ounces of gold at a 1.0 g/t gold equivalent cut-off. (See Buffalo news release dated June 21st, 2007.)  Buffalo also has a portfolio of gold exploration projects in producing and past-producing regions of Australia.  Recently, Buffalo acquired a 25% interest in near-term gold producer Kinbauri Gold (TSX-V: KNB) and vended the Company’s Australian uranium properties into Australian uranium explorer Bondi Mining Ltd (ASX: BOM) for a 44% interest in that company.

About Sargold

Sargold controls the largest precious metals exploration land area in Sardinia, Italy. The company now holds a 90% interest in the assets, which range from the mine and full processing plant at Furtei, to a host of exploration prospects at Monte Ollasteddu and the advanced exploration properties at Osilo.  Sardinia has a long history of mining including the production of tin, alumina, industrial minerals, coal, base and precious metals.  The island sits approximately 150 kilometres west of Rome and has excellent transportation, communication, business and political infrastructure.

The Furtei mine includes a number of potential open pit and underground mines, a processing plant (1,000 tonne-per-day) which was constructed at a cost of €15,000,000, multiple exploration targets and a fully permitted mining concession including future tailings disposal.  The Furtei processing plant was built in 1995-1996, and has a maximum annual capacity of 400,000 tonnes of ore.  The Furtei mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant.

Sargold successfully re-commissioned the Furtei plant for a marginal cost in the fourth quarter of 2006. Sargold poured its first gold bar at Furtei in March 2007 to launch a near-term production plan based on processing the upgraded ore from the residual heap leach pad at the site.   While the current production is relatively small-scale, based on metallurgical testwork, internal studies and results to date Sargold is now targeting to commence annual production of 15,000 – 20,000 ounces of gold from the Sa Perrima gold zone within the next 6 months.  The Company then plans to ramp up production by producing from the Su Coru underground zone, which is a gold-copper hosted mineralization, to produce between 60,000 – 70,000 ounces of gold equivalent in its second year, before levelling off to approximately 50,000 ounces of gold equivalent per year for a minimum of five years.

In addition to the known mineralized zones at Furtei, Sargold has defined a series of high priority gold exploration targets within the mine area, as well as at the Monte Ollasteddu and Osilo properties.

(Sargold has not completed a feasibility study and there is no certainty that the projected production rates will be achieved, or that the proposed operations will be economically viable.  For details on the long-term production strategy, other projects and news releases, please see the Sargold website at www.sargold.com.)

Strategy for the Transaction

Since its reactivation in late 2005, Buffalo has been pursuing an aggressive strategy of building value through the acquisition of properties and companies with significant growth potential, with a focus on assets that will provide gold production.   This strategy has resulted in Buffalo’s current 60% interest in the advanced exploration stage Mt. Kare gold project in Papua New Guinea, and a 25% interest in near-term gold producer Kinbauri Gold Corp. (TSX-V: KNB).  The acquisition of Sargold represents the next step in the continuing growth of the company, moving Buffalo from pure explorer to gold producer.

“We are pleased with this development in the evolution of Buffalo,” remarked Buffalo Chairman and CEO Damien Reynolds. “Sargold’s assets add nicely to our stable of gold projects and allow us to move quickly to a production stage, greatly enhancing our overall value.”

Sargold recognizes that the combination of the Buffalo assets with the Sargold assets allows the shareholders of Sargold to be involved in an energetic company with an aggressive growth strategy focused on gold, with wide geographic exposure and a diversified development portfolio.

To find out more about Buffalo Gold Ltd. and Sargold Resource Corporation please visit the company websites at www.buffalogold.ca and www.sargold.com.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

For further information on Buffalo Gold Ltd.

For further information on Sargold Resource

please contact:

Corporation please contact:

Julie Hajduk, Investor Relations

Marlo Hamer-Jackson, Investor Relations

E-mail: julie@buffalogold.ca

Email: marlo@sargold.com

Phone: 604.685.5492 or TF 1.888.685.5492

Phone: 604.638.2002 or TF 1.877.660.6239

On behalf of the Board of Directors of

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

SARGOLD RESOURCE CORPORATION

“Damien Reynolds”

“Richard W. Warke”

Damien Reynolds,

Richard W. Warke

Chair of the Board of Directors

Chairman of the Board of Directors,

and Chief Executive Officer

President and Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as “indicated resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F Registration Statement, File No. 000- 30150. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtml.

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Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

July 13, 2007

Item 3

News Release

A press release was issued on July 13, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo and Sargold Resource Corporation have signed a letter of intent to enter into a friendly merger.

Item 5

Full Description of Material Change

Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) (“Buffalo”) and Sargold Resource Corporation (TSX-V: SRG, FWB: DU4) (“Sargold”) are pleased to announce they have signed a letter of intent (“LOI”) to enter into a friendly merger (“the Transaction”).  Under the LOI, all outstanding securities of Sargold will be exchanged for common shares and common share purchase warrants and options of Buffalo.

Highlights of the Transaction

Under the terms of the Transaction, shareholders of Sargold will receive either one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the Transaction, or at Sargold’s option, a ratio calculated on the basis of firstly, the weighted average price of Buffalo shares on the TSX Venture Exchange for the ten trading days immediately prior to the execution date of a definitive agreement (converted into Canadian dollars on the basis of the average closing exchange rate quoted by the Bank of Canada for the 10 banking days immediately prior to the execution date of the definitive agreement) and secondly, the price of the Sargold shares being CAD$0.30.  This represents an approximate 80% premium on Sargold shares, based on the July 11, 2007 closing price of the shares of both companies.   Following completion of the Transaction, Sargold shareholders will hold an approximate 25% equity ownership in the merged company.

Both Buffalo and Sargold have agreed to pay the other a break fee of $1,000,000 in certain circumstances if the Transaction is not completed.

Completion of the Transaction is subject to satisfaction of a number of conditions, including, but not limited to, the negotiation and execution of a definitive agreement, and the receipt of all required approvals, including those from the Shareholders of Sargold and the TSX Venture Exchange.  There can be no assurance that the Transaction will be completed as proposed or at all.  In order to consider the Transaction and make recommendations to the Board of Directors of Sargold, an independent special committee of Sargold’s Board of Directors will be appointed.  It is intended that a meeting of the shareholders of Sargold will be held as soon as possible to seek approval of the Transaction and it is anticipated that this meeting will be held on or before October 31, 2007.

As at July 11 2007, the undiluted share capital of Sargold was 77,564,772 common shares, and 105,925,427 calculated on a fully diluted basis. Upon completion of the Transaction, based on current Sargold issued and outstanding shares, Buffalo will issue approximately 22 million common shares to the Sargold shareholders.  An aggregate of 67,435,643 Buffalo common shares are issued and outstanding as at the date of this news release.

About Buffalo Gold

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring at the Mt. Kare project in Papua New Guinea where the Company has defined a NI43-101 compliant indicated resource of 1.4 million ounces of gold at a 1.0 g/t gold equivalent cut-off. (See Buffalo news release dated June 21st, 2007.)  Buffalo also has a portfolio of gold exploration projects in producing and past-producing regions of Australia.  Recently, Buffalo acquired a 25% interest in near-term gold producer Kinbauri Gold (TSX-V: KNB) and vended the Company’s Australian uranium properties into Australian uranium explorer Bondi Mining Ltd (ASX: BOM) for a 44% interest in that company.

About Sargold

Sargold controls the largest precious metals exploration land area in Sardinia, Italy. The company now holds a 90% interest in the assets, which range from the mine and full processing plant at Furtei, to a host of exploration prospects at Monte Ollasteddu and the advanced exploration properties at Osilo.  Sardinia has a long history of mining including the production of tin, alumina, industrial minerals, coal, base and precious metals.  The island sits approximately 150 kilometres west of Rome and has excellent transportation, communication, business and political infrastructure.

The Furtei mine includes a number of potential open pit and underground mines, a processing plant (1,000 tonne-per-day) which was constructed at a cost of €15,000,000, multiple exploration targets and a fully permitted mining concession including future tailings disposal.  The Furtei processing plant was built in 1995-1996, and has a maximum annual capacity of 400,000 tonnes of ore.  The Furtei mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant.

Sargold successfully re-commissioned the Furtei plant for a marginal cost in the fourth quarter of 2006. Sargold poured its first gold bar at Furtei in March 2007 to launch a near-term production plan based on processing the upgraded ore from the residual heap leach pad at the site.   While the current production is relatively small-scale, based on metallurgical testwork, internal studies and results to date Sargold is now targeting to commence annual production of 15,000 – 20,000 ounces of gold from the Sa Perrima gold zone within the next 6 months.  The Company then plans to ramp up production by producing from the Su Coru underground zone, which is a gold-copper hosted mineralization, to produce between 60,000 – 70,000 ounces of gold equivalent in its second year, before levelling off to approximately 50,000 ounces of gold equivalent per year for a minimum of five years.

In addition to the known mineralized zones at Furtei, Sargold has defined a series of high priority gold exploration targets within the mine area, as well as at the Monte Ollasteddu and Osilo properties.

 (Sargold has not completed a feasibility study and there is no certainty that the projected production rates will be achieved, or that the proposed operations will be economically viable.  For details on the long-term production strategy, other projects and news releases, please see the Sargold website at www.sargold.com.)

Strategy for the Transaction

Since its reactivation in late 2005, Buffalo has been pursuing an aggressive strategy of building value through the acquisition of properties and companies with significant growth potential, with a focus on assets that will provide gold production.   This strategy has resulted in Buffalo’s current 60% interest in the advanced exploration stage Mt. Kare gold project in Papua New Guinea, and a 25% interest in near-term gold producer Kinbauri Gold Corp. (TSX-V: KNB).  The acquisition of Sargold represents the next step in the continuing growth of the company, moving Buffalo from pure explorer to gold producer.

“We are pleased with this development in the evolution of Buffalo,” remarked Buffalo Chairman and CEO Damien Reynolds. “Sargold’s assets add nicely to our stable of gold projects and allow us to move quickly to a production stage, greatly enhancing our overall value.”

Sargold recognizes that the combination of the Buffalo assets with the Sargold assets allows the shareholders of Sargold to be involved in an energetic company with an aggressive growth strategy focused on gold, with wide geographic exposure and a diversified development portfolio.

To find out more about Buffalo Gold Ltd. and Sargold Resource Corporation please visit the company websites at www.buffalogold.ca and www.sargold.com.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

July 16, 2007

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